NO ACT

1-24-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



11005749

February 18, 2011

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-18-2011

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Re: Alaska Air Group, Inc.
Incoming letter dated January 24, 2011

Dear Mr. Chevedden:

This is in response to your letters dated January 24, 2011 and February 3, 2011 concerning the shareholder proposal you submitted to Alaska. On January 20, 2011, we issued our response expressing our informal view that Alaska could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letters, we find no basis to reconsider our position.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

Enclosures

cc: Martin P. Dunn
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, DC 20006-4001

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

February 3, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Alaska Air Group, Inc. (ALK)
Executives To Retain Significant Stock
John Chevedden

Ladies and Gentlemen:

This responds further to the January 12, 2011 request to avoid this rule 14a-8 proposal and thereby reverse *Myland Inc.* (March 12, 2010) which is a similar proposal. Like the *Myland* proposal (cured) this proposal only requires application to compensation awards made in the future.

Alaska Air Group, Inc. (January 20, 2011) was decided before the attached January 24, 2011 proponent letter was received.

Also on January 24, 2011 a similar proponent party letter was submitted to The Boeing Company regarding an identical resolved statement of a rule 14a-8 proposal. *The Boeing Company* (January 28, 2011) did not permit Boeing to avoid the Boeing proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy. In the alternative this is to request that one word, equity, be repeated for the third time in the rule 14a-8 proposal resolved statement.

Sincerely,



John Chevedden

cc:
Celia Watkins <Celia.Watkins@AlaskaAir.com>

January 28, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 21, 2010

The proposal urges that the executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment and to report to shareholders regarding the policy. The proposal also "comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible."

We are unable to conclude that Boeing has met its burden of establishing that Boeing may exclude the proposal under rule 14a-8(i)(3). Based on the arguments you have presented, we are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Matt S. McNair
Attorney-Adviser

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 24, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Alaska Air Group, Inc. (ALK)
Executives To Retain Significant Stock
John Chevedden

Ladies and Gentlemen:

This responds to the January 12, 2011 request to block this rule 14a-8 proposal and thereby reverse *Myland Inc.* (March 12, 2010) which is a similar proposal and is attached. Like the *Myland* proposal (cured) this proposal only requires application to compensation awards made in the future.

The company also incorrectly claims that part of the resolved statement is the supporting statement. The company provided no precedent for a statement describing the application of a proposal to be determined as part of the supporting statement.

This is the rule 14a-8 proposal resolved statement (emphasis added):

[ALK: Rule 14a-8 Proposal, November 11, 2010]

3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before our 2012 annual meeting of shareholders.

This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible. ***As a minimum this proposal asks for a retention policy going forward.***

Shareholders recommend that our executive pay committee adopt a percentage of at least 75% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy. In the alternative this is to request that one word, equity, be repeated for the third time in the rule 14a-8 proposal resolved statement, as illustrated by the word equity being repeated and highlighted in the proposal below:

[ALK: Rule 14a-8 Proposal, November 11, 2010]

3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through **equity** pay programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before our 2012 annual meeting of shareholders.

This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive ***equity*** pay rights, if any, to the fullest extent possible. ***As a minimum this proposal asks for a retention policy going forward.***

Shareholders recommend that our executive pay committee adopt a percentage of at least 75% of net after-tax stock. The policy shall apply to future grants and awards of **equity** pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

The sentence, "As a minimum this proposal asks for a retention policy going forward" seems to be consistent with *Mylan Inc.* (March 12, 2010), which is attached.

The second resolved paragraph of the proposal concludes with "As a minimum this proposal asks for a retention policy going forward" and includes incidental text that merely gives management discretion and encouragement to accelerate the proper adoption of the proposal, which is incidental to the proposal: "This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights [regarding equity pay programs], if any, to the fullest extent possible." It concludes with "As a minimum this proposal asks for a retention policy going forward."

Based on the text of this relatively incidental paragraph of the resolved statement, that merely gives management discretion and encouragement for the secondary act of accelerating the proper adoption of the proposal, the company focuses on the text of this paragraph as though this relatively incidental resolved paragraph was the sole paragraph in the proposal.

The company leap of logic position is that a proposal titled "Executives To Retain Significant Stock," with resolved text fully consistent with this title, concerns the potential elimination of all executive pay rights including base salary, stock options, healthcare plans and retirement programs.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy. In the alternative this is to request that one word, equity, be repeated for the third time in the rule 14a-8 proposal resolved statement, as illustrated by the word equity being repeated and highlighted in the proposal above.

Sincerely,



John Chevedden

cc:
Celia Watkins <Celia.Watkins@AlaskaAir.com>

[ALK: Rule 14a-8 Proposal, November 11, 2010]
3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before our 2012 annual meeting of shareholders.

This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible. As a minimum this proposal asks for a retention policy going forward.

Shareholders recommend that our executive pay committee adopt a percentage of at least 75% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

I believe there is a link between shareholder value and executive wealth that relates to direct stock ownership by executives. According to an analysis by Watson Wyatt Worldwide, companies whose CFOs held more shares showed higher stock returns and better operating performance (Alix Stuart, "Skin in the Game," *CFO Magazine* (March 1, 2008).

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after the termination of employment would focus executives on our company's long-term success and would better align their interests with those of shareholders. In the context of the current financial crisis, I believe it is imperative that companies reshape their executive pay policies and practices to discourage excessive risk-taking and promote long-term, sustainable value creation.

The merit of this Executives To Retain Significant Stock proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

Our Board failed to adopt a shareholder proposal which won majority vote at our 2008 annual meeting: Cumulative Voting (51%-support). We now have no shareholder right to cumulative voting or to act by written consent.

We gave 63%-support to a 2010 shareholder proposal for written consent. This 63%-support even translated into 52% of all shares outstanding. This was in spite of the fact that our management gave the proposal two conflicting numbers in our proxy materials.

Two directors (Marc Langland and Byron Mallott) had 18- to 27-years long tenure (independence concern) and represented 50% of our key nomination committee including the chairmanship. This raised concerns about board independence, director recruitment and succession planning.

Our board was the only the significant directorship for five of our directors. This could indicate a significant lack of current transferable director experience for half of our directors: Byron Mallott, Jessie Knight, Mark Hamilton, Patricia Bedient and Marc Langland.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices. Executives To Retain Significant Stock – Yes on 3.*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 24, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Alaska Air Group, Inc. (ALK)
Executives To Retain Significant Stock
John Chevedden

Ladies and Gentlemen:

This responds to the January 12, 2011 request to block this rule 14a-8 proposal and thereby reverse *Myland Inc.* (March 12, 2010) which is a similar proposal and is attached. Like the *Myland* proposal (cured) this proposal only requires application to compensation awards made in the future.

The company also incorrectly claims that part of the resolved statement is the supporting statement. The company provided no precedent for a statement describing the application of a proposal to be determined as part of the supporting statement.

This is the rule 14a-8 proposal resolved statement (emphasis added):

[ALK: Rule 14a-8 Proposal, November 11, 2010]

3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before our 2012 annual meeting of shareholders.

This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible. ***As a minimum this proposal asks for a retention policy going forward.***

Shareholders recommend that our executive pay committee adopt a percentage of at least 75% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy. In the alternative this is to request that one word, equity, be repeated for the third time in the rule 14a-8 proposal resolved statement, as illustrated by the word equity being repeated and highlighted in the proposal below:

[ALK: Rule 14a-8 Proposal, November 11, 2010]

3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through **equity** pay programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before our 2012 annual meeting of shareholders.

This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive ***equity*** pay rights, if any, to the fullest extent possible. ***As a minimum this proposal asks for a retention policy going forward.***

Shareholders recommend that our executive pay committee adopt a percentage of at least 75% of net after-tax stock. The policy shall apply to future grants and awards of **equity** pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

The sentence, "As a minimum this proposal asks for a retention policy going forward" seems to be consistent with *Mylan Inc.* (March 12, 2010), which is attached.

The second resolved paragraph of the proposal concludes with "As a minimum this proposal asks for a retention policy going forward" and includes incidental text that merely gives management discretion and encouragement to accelerate the proper adoption of the proposal, which is incidental to the proposal: "This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights [regarding equity pay programs], if any, to the fullest extent possible." It concludes with "As a minimum this proposal asks for a retention policy going forward."

Based on the text of this relatively incidental paragraph of the resolved statement, that merely gives management discretion and encouragement for the secondary act of accelerating the proper adoption of the proposal, the company focuses on the text of this paragraph as though this relatively incidental resolved paragraph was the sole paragraph in the proposal.

The company leap of logic position is that a proposal titled "Executives To Retain Significant Stock," with resolved text fully consistent with this title, concerns the potential elimination of all executive pay rights including base salary, stock options, healthcare plans and retirement programs.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy. In the alternative this is to request that one word, equity, be repeated for the third time in the rule 14a-8 proposal resolved statement, as illustrated by the word equity being repeated and highlighted in the proposal above.

Sincerely,



John Chevedden

cc:
Celia Watkins <Celia.Watkins@AlaskaAir.com>